

Mail Stop 3720

April 6, 2006

VIA U.S. MAIL AND FAX (630) 798-3799

Mr. James Dite
Vice President and Controller
Tellabs, Inc.
One Tellabs Center
1415 W. Diehl Road
Naperville, Illinois 60563

> **Re: Tellabs, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2005**
> **Filed March 14, 2006**
> **File No. 0-9692**

Dear Mr. Dite:

We have reviewed your filing and your supplemental response letter dated March 14, 2006 and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005
Exhibit 13: Tellabs' 2005 Annual Report

Management's Discussion and Analysis, page 16
Goodwill, page 23

1. We refer to your response to our prior comment 1 and your reports provided to the chief
    operating decision maker. We continue to believe that your Core product, BBNS product,
    Access product and Services businesses constitute your operating segments. We note that
    each of these components engages in business activities from which it earns revenues and
    incurs expenses, has operating results that are regularly reviewed by the chief operating
    decision maker, and has discrete financial information available. In this regard, we
    specifically refer to your reports on pages F319 through F373 that were provided to your
    CODM on a quarterly basis. Further:

    •   The reports produced for the CODM's review provide insight into segment performance
        based on a comparison of plan, forecast, and actual operating results.

    •   We refer to your discussion of gross margin and product gross margin on page 19 of your
        Form 10-K. This extensive discussion of margins of some of your products, as well as
        product lines, provides further evidence that gross margins are available and regularly
        reviewed.

    •   We note that the Tellabs Inc. Q4 2005 Earnings Conference Call Transcript contains
        discrete financial information for some of your business units. For example, please refer
        to your CEO's statement that your "access products…has gross margins between 40%
        and 50%."

    •   We further note from analyst reports that discrete information with respect to certain
        product lines is available. For example, "high margin Vivace 8800 sales rose nicely as a
        percentage of the business which helps increase gross margins. … service gross margins
        rose nicely to 33% from 24% in 3Q."

    •   We understand that your compensation policy, as delineated in the 2004 Incentive
        Compensation plan, allows for consideration of various factors, including performance
        goals that "may be particular to a *line of business*, subsidiary, *or other unit of the
        Company,* generally, and may, but need not be, based upon a change or an increase or
        positive results." The fact that the CODM may place greater emphasis on consolidated
        results, or ignore segment results for compensation purposes as allowed by policy, does
        not preclude segment classification, assuming that all criteria in paragraph 10 are met.
        Despite business overlap, your organizational structure and the availability of discrete
        financial information (not limited to profit and loss) for the above-specified lines of

business suggest that the CODM is in a position to assess the performance of each
segment. Refer to paragraphs 13 and 14 of SFAS 131.

- On page 17, you stated that you report AFC and Vinci's products in the revenue category
  called access. We understand from your disclosure on page 18 the importance of access
  in your 2005 growth, with half of the revenue derived from the fiber-to-the premises and
  fiber-to-the curb deployments. Additionally, on page 19, you indicated that product
  margins declined primarily due to the inclusion of the lower margin access products.
  Based on your disclosure, it appears that you tracked the performance of the access
  product group distinctly from other Tellabs business units in light of its "average gross
  margins that were substantially below the average for Tellabs products and services."

Please revise.

2. We note that you have identified your CEO as your chief operating decision maker. We
   further note that the direct reports to your CEO are your executive vice presidents
   responsible for your products and services offerings. Tell us your consideration given to
   whether your chief operating decision maker is a group of individuals, consisting of your
   CEO and executive vice presidents. Refer to paragraph 12 of SFAS 131. Also, please:

   - Tell us whether and how often these executive vice presidents regularly receive reports
     with analyses of gross margins (or other profit/loss measure) by product, such as your
     3000, 5300 or 8800 products; or product/service line, such as your Core, BBNS, Access
     or Services.
   - We refer to your "Gross Margin Analysis, 3Q05 to 4Q05" on page A3 of Section A of
     your supplemental correspondence, which is provided to your CODM on a biweekly
     basis. We note that this report includes standard margins. Tell us whether your
     executive vice presidents receive any reports, which provide actual margins by product.
   - Provide us with a detailed analysis of the function of each executive vice president
     responsible for products/services and his/her interaction with the CEO.
   - Provide us with a chart of your organizational structure.

3. We note your response to our prior comment 4. If the CEO did not review reports of each
   product group's actual operating results for comparison with plan/forecast in 2004, tell us
   who ensured that operating results by product group were in line with the corresponding plan
   and forecast, or for that matter, why quarterly and annual plans or forecasts by product group
   were prepared at all.

4. If you believe that your business components can be aggregated into a single segment for the
   year ended December 31, 2005, please provide us with your analysis of paragraph 17 of
   SFAS 131. Further, provide us with a detailed analysis of paragraphs 17-24 that supports
   your determination of your reportable segments.

5. As a result of your review of the information provided to your CODM as addressed in our comments above, we believe that you should reconsider your evaluation of your reporting units for the year ended December 31, 2005 under the guidance in paragraph 30 of SFAS 142 and EITF D-101. Please advise or revise.

Introduction and Overview of Business, page 16

6. Please clarify your disclosure with respect to network construction service revenues and how they "tend to lag transport product sales by approximately one fiscal quarter."   Tell us the nature of the underlying revenue arrangement and cite your basis is in the accounting literature for revenue recognition.

Gross Margin, page 19

7. Refer to your disclosure which states that **"**although the access product category had an overall margin below Tellabs' average margin, one component, the Tellabs 610X ONT (optical network terminal for FTTP applications) had a cost that was substantially in excess of its selling price." In this regard:

    - Tell us the nature of the revenue arrangement for the Verizon contract and your basis for revenue recognition, citing the pertinent guidance in the accounting literature.

    - In your response, please include a discussion of the ONT component as a deliverable within the Verizon contract. More specifically, tell us whether the ONT component is a separate deliverable or is it embedded within other products or deliverables.

    - Based on your knowledge of the ONT's actual unit cost and Verizon's delivery requirements in 2005, tell us your consideration of paragraph 8 of SFAS 5.

                              *   *   *   *

        As appropriate, please amend your Form 10-K and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director